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CONTACT:      Michael P. Hawks                        (NYSE -- BMC)
              (612) 851-6030                      FOR IMMEDIATE RELEASE


                        BMC ANNOUNCES STOCK REPURCHASE PROGRAM


April 7, 1997 -- Minneapolis, MN -- BMC Industries, Inc. today announced approval by its Board of Directors of a stock repurchase program to repurchase up to one million shares of the Company's outstanding common stock. These shares will be repurchased in open market or negotiated transactions, with the timing and terms of the purchases to be determined by BMC management based on market conditions.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".


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